Form 10-K, Exhibit 13
period 1995-12-31
CYCARE SYSTEMS INC
filed 1996-04-01
CIK 354888

Management's Discussion and Analysis

                     CyCare Systems, Inc. and Subsidiaries

Discussion and Analysis of Financial Condition and Results of Operations

General

    The Company continues to focus its product line on the physician and group practice marketplace. As these markets continue to evolve toward managed care, electronic medical records and integrated delivery networks, the demand for sophisticated information technology is increasing. The Company responded to these demands by introducing innovative products and services throughout the year. With the introduction of these new products, the Company took a $3.8 million technology charge in the fourth quarter of 1995 to eliminate certain products which the Company now regards as obsolete. This charge is discussed further in Note 3 to the Consolidated Financial Statements.

1995 Compared to 1994

    The  Company's  net  income for the year ended  December  31,  1995 was $2.0 million which includes a $3.8 million technology charge. Net income for the year, excluding the technology charge, was $4.3 million versus $3.0 million for the year ended December 31, 1994, an increase of 43%. Total revenue in 1995 increased to $62.9 million from $53.8 million in 1994, or 17%. Comparable year-to-year services revenue increased to $47.6 million, up 10%, while systems revenue increased to $13.7 million, or 50%. Services revenue increased due to additional monthly license fees and transaction volume growth within CyData, the Company's wholly owned EDI subsidiary. The growth in systems sales is attributable to the continuing success of the CS3000, one of the few client/server-based systems in the market today. The Company anticipates further success of the product which has been complemented by the roll-out of its electronic medical records product, CS-CIS, which began shipping in late 1995.

    Services margins in 1995 were 61% as compared to 62% from the prior year. Systems margins increased to 34%, up from 30% in 1994. This increase is primarily attributable to new account sales in 1995 that have more software and higher margins than sales to existing customers.

    Selling and administrative costs as a percentage of revenues were 35% in 1995, versus 36% in 1994. Overall these costs increased $2.4 million which was mainly due to the expansion in the Company's sales and marketing teams. Research and development expenses increased approximately $278,000, or 7%, from 1994. As a percentage of revenues, research and development costs were 7% in 1995 and 8% in 1994. The Company is committed to funding future development of its core group practice product line which includes the CS3000, the CS-CIS medical records product and the enterprise-wide scheduling product, slated for release in 1996. Additional dollars are also being spent on the Company's Windows-based system, SpectraMED, and on expanding the electronic transaction processing capabilities of its CyData subsidiary.

    Interest expense continues to decrease as the Company continues to reduce its average outstanding debt.

    The Company's effective income tax rate for 1995 was 37% versus 40% in 1994. This reduction was mainly attributable to changes in certain state income tax laws that had a beneficial impact on the Company's income tax expense.

1994 Compared to 1993

    The Company's net income for the year ended December 31, 1994 was $3.0 million, versus $1.2 million for the year ended December 31, 1993, an increase of 150%. (The net income of $1.2 million for 1993 excludes the $3.7 million gain [loss after tax] on the sale of the Company's Practice Management business unit and the $11.9 million restructuring charge incurred in the fourth quarter of 1993. Any further references to 1993 financial results will also exclude these items.) Total revenue from 1993 to 1994 declined 20% due to the sale of the Practice Management business unit. Excluding 1993 Practice Management revenue of $20.8 million, the Company's total revenue increased 15% from 1993 to 1994. Comparable year-to-year services revenue increased 10%, while systems sales increased 45%. The systems revenue growth was attributable to the continued market acceptance of the Company's CS3000 system and successful introduction of its Windows-based SpectraMED product. Services revenue grew due to increases in monthly license fees and services, primarily for new CS3000 and SpectraMED clients, and an increase in transactions processed by the Company's wholly owned CyData subsidiary.

    Services margins increased to 62% in 1994, from 49% the prior year. This increase was primarily due to the fourth quarter 1993 sale of Practice Management, a business unit that had lower operating margins than the Company's remaining business units.

    Systems sales were 70% hardware and 30% software in 1994, versus 75% and 25%, respectively, in 1993. Software sales increased 5% as a percentage of systems sales, but this increase in high-margin software was offset by a decrease in hardware margins due to customer demand for less profitable personal computers.

    Selling and administrative costs as a percentage of revenue were 36% in 1994 versus 34% in 1993. While selling and administrative costs from continuing operations decreased due to the sold division, sales and administrative costs as a percentage of revenue increased 2%. The 2% increase in 1994 was due to the Company more than doubling its sales and marketing staffs as a result of the success of its core business products.


    Research and development expenses decreased 3% from 1993 to l994. As a percentage of revenue, research and development costs were 8% in 1994 and 9% in 1993, excluding Practice Management revenues. The Company continued to spend its research and development dollars enhancing its CS3000 and SpectraMED products, developing its electronic medical records and enterprise-wide scheduling products and adding additional capabilities to its EDI products and services.

    Interest expense decreased 45% year-to-year due primarily to a reduction in average debt outstanding.

    The Company's effective income tax rate in 1994 was 40% versus 44% in 1993, excluding the sale of Practice Management and the restructuring charge. The decrease is primarily due to the increase in income before taxes, which had the effect of reducing the relative impact of non-deductible expenses on the income tax rate.

Financial Position

    The Company had working capital of $17.6 million at December 31, 1995, including $13.6 million in cash. The Company's cash flow from operations in 1995 was $6.6 million.

    During 1995, the Company used funds to reduce debt, purchase treasury stock and for additional investments in software products and capital expenditures. The Company's long-term debt at December 31, 1995 was $2.9 million versus $4.2 million at December 31, 1994. Under the 1.5 million share repurchase program authorized by its Board of Directors, the Company purchased 80,227 shares for $1.9 million in 1995 and 812,800 shares for $7.6 million in 1994. The Company will continue to purchase shares as considered necessary and as authorized under the share repurchase program.

    The Company has a $3.5 million revolving line of credit that expires in April 1997. The Company anticipates that its current cash position, together with funds generated from operations and available from its line of credit, will be sufficient to meet its working capital requirements, debt obligations and to finance any capital expenditures. On a long-term basis, the Company plans to generate cash through operations, bank borrowings and/or raise capital through private or public offerings to meet future capital needs.

CONSOLIDATED BALANCE SHEETS
CyCare Systems, Inc. and Subsidiaries

                                                                                                    (In Thousands
                                                                                                   Except Share Data)
December 31                                                                                         1995        1994
                                                                                              -----------------------
Assets:
Current assets:
                Cash and cash equivalents                                                        $13,570     $13,760
                Accounts receivable, less $820 allowance for doubtful accounts in 1995,
                      $755 in 1994                                                                 6,975       4,184
                Unbilled work at estimated realizable value                                        1,922       1,868
                Supply and equipment inventories                                                   1,000         723
                Prepaid and other assets                                                           3,378       3,223
                Deferred income taxes                                                                 42         414
                                                                                              -----------------------
                               Total Current Assets                                               26,887      24,172

Property and equipment at cost, less accumulated depreciation and amortization                     9,806       9,778
Software products, less $5,115 accumulated amortization in 1995, $3,914
      in 1994                                                                                      7,587       9,353
Goodwill, less $204 accumulated amortization in 1995, $185,000 in 1994                               938         545
Other intangibles, less $2,239 accumulated amortization in 1995, $2,142
      in 1994                                                                                        754         252
Other assets                                                                                         301         296
                                                                                              =======================
                               Total Assets                                                      $46,273     $44,396
                                                                                              =======================

Liabilities And Shareholders' Equity:
Current liabilities:
                Current portion of long-term debt                                                 $1,300      $1,546
                Accounts payable                                                                   2,563       1,989
                Accrued expenses                                                                   3,270       2,753
                Accrued payroll                                                                    1,021       1,208
                Client deposits and unearned income                                                  824       1,225
                Income taxes payable                                                                 302         196
                                                                                              -----------------------
                               Total Current Liabilities                                           9,280       8,917

Long-term debt, less current portion                                                               2,853       4,153
Other long-term liabilities                                                                        1,674       2,671
Deferred income taxes                                                                              2,381       3,432

Shareholders' equity:
                Preferred stock, par value $1.00, 1,000,000 shares authorized, none issued
                Common stock, par value $.01,10,000,000 shares authorized; 6,097,957 issued           61          61
                      in 1995 and 1994
                Capital in excess of par value                                                    31,436      29,505
                Retained earnings                                                                  8,110       7,114
                Less treasury stock, 1,003,037 and 1,280,569 shares at cost in 1995 and 1994,     (9,522)    (11,457)
                      respectively
                                                                                              -----------------------
                               Total Shareholders' Equity                                         30,085      25,223
                                                                                              -----------------------
Commitments
Total Liabilities And Shareholders' Equity                                                       $46,273     $44,396
                                                                                              =======================


                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
Cycare Systems, Inc. and Subsidiaries

                                                                      (In Thousands Except Per Share Data)
Years Ended December 31                                                  1995         1994         1993

                                                                     ----------------------------------
Revenues:
Services                                                             $ 47,627     $ 43,329     $ 60,138
Systems                                                                13,724        9,132        6,310
Interest and dividends                                                    881          608          183
Other income                                                              690          743        4,431
                                                                     ----------------------------------
                                                                       62,922       53,812       71,062
                                                                     ----------------------------------


Costs and Expenses:
Services                                                               18,452       16,349       31,312
Systems                                                                 9,006        6,379        4,771
Software product amortization                                           5,801        2,168        5,953
Research and development                                                4,347        4,069        4,203
Selling and administrative                                             21,778       19,334       30,083
Interest                                                                  450          464          844
                                                                     ----------------------------------
                                                                       59,834       48,763       77,166
                                                                     ----------------------------------
Income (loss) before income taxes                                       3,088        5,049       (6,104)
Income taxes                                                            1,135        2,029        1,657
                                                                     ----------------------------------
Net Income (Loss)                                                    $  1,953     $  3,020     ($ 7,761)
                                                                     ==================================

Earnings (loss) per share                                            $   0.38     $   0.60     ($  1.39)

Common and common equivalent shares used in the calculation of
      earnings (loss) per share                                         5,183        5,018        5,579

                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CyCare Systems, Inc. and Subsidiaries

                                                                                                        (In Thousands)
Period Ended December 31                                                             1995          1994          1993
- ----------------------------------------------------------------------------------------------------------------------
Operating Activities
         Net Income (Loss)                                                       $  1,953      $  3,020      ($ 7,761)
         Adjustments to reconcile net income (loss) to net cash provided by operating activities:
                  Amortization of goodwill and intangibles                            116            83           943
                  Depreciation and amortization                                     1,669         1,743         2,265
                  Software product amortization                                     2,223         2,168         2,188
                  Write off of intangible assets                                       --            --         7,623
                  Technology Charge                                                 3,759            --            --
                  Gain on sale of business unit                                        --            --        (3,675)
                  Provision for losses on accounts receivable                         389           544           907
                  Provision for deferred income taxes                                (679)        2,095        (2,392)
                  (Gain) loss on sale of equipment                                      2           (22)          (31)
                  Changes in operating assets and liabilities:
                                  Acounts receivable and unbilled work             (3,059)         (839)        2,544
                                  Other assets                                       (438)        1,382           444
                                  Accounts payable and accrued expenses              (184)          313        (2,335)
                                  Contract reserve                                     --           (25)           11
                                  Income taxes payable                              1,823        (3,168)        3,875
                                  Other long-term liabilities                        (997)          509         1,276
                                                                                --------------------------------------

                             Net cash provided by operating activities              6,577         7,803         5,882
Investing Activities:
         Purchase of property and equipment                                        (1,692)       (1,615)       (1,241)
         Proceeds from sale of equipment                                                9           155           142
         Proceeds from sale of business unit                                           --            --        24,093
         Capitalized software products                                             (4,034)       (3,257)       (4,872)
         Increase in intangible assets                                               (100)         (140)
                                                                                --------------------------------------

                             Net cash provided by (used in) investing activities   (5,817)       (4,857)       18,122
Financing activities:

         Proceeds from revolving line of credit and long-term borrowings               --         4,100         3,128
         Principal payments on revolving line of credit, long-term
         borrowings and capital lease obligations                                  (1,546)       (5,408)       (7,925)
         Translation adjustment                                                       (29)           (4)           (2)
         Net Proceeds from sale of common stock, warrants, options
                  and treasury stock                                                2,550         1,457           623
         Purchase of treasury stock                                                (1,925)       (7,576)       (2,484)
                                                                                --------------------------------------

                             Net cash used in financing activities                   (950)       (7,431)       (6,660)
                                                                                --------------------------------------
Increase (decrease) in cash and cash equivalents                                     (190)       (4,485)       17,344
Cash and cash equivalents at beginning of year                                     13,760        18,245           901
- ----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                         $ 13,570      $ 13,760      $ 18,245
======================================================================================================================

                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CyCare Systems, Inc. and Subsidiaries
Years Ended December 31, 1993, 1994 and 1995

                                                                                           (In Thousands Except Share Data)
===========================================================================================================================
                                                Common Stock
                                            ----------------------     Capital In
                                                             Par        Excess of      Retained      Treasury
                                             Shares         Value       Par Value      Earnings        Stock         Total
===========================================================================================================================
Balance at December 31, 1992                 5,592,782        $61       $29,125        $11,861       ($3,309)      $37,738
   Net loss                                                                             (7,761)                     (7,761)
   Translation adjustment                                                                   (2)                         (2)
   Purchase of treasury stock                 (281,300)                                               (2,484)       (2,484)
   Proceeds from employee stock
      purchase plan offering                    71,590                      (11)                         429           418
   Exercise of stock options                    35,000                       (5)                         210           205
- ---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                 5,418,072         61        29,109          4,098        (5,154)       28,114
   Net income                                                                            3,020                       3,020
   Translation adjustment                                                                   (4)                         (4)
   Purchase of treasury stock                 (812,800)                                               (7,576)       (7,576)
   Proceeds from employee stock
      purchase plan offering                    54,741                       55                          329           384
   Tax benefit of stock options                                             212                                        212
   Exercise of stock options                   157,375                      129                          944         1,073
- ---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                 4,817,388          61       29,505          7,114       (11,457)       25,223
   Net income                                                                            1,953                       1,953
   Translation adjustment                                                                  (29)                        (29)
   Purchase of treasury stock                  (80,227)                                               (1,925)       (1,925)
   Proceeds from employee/director stock
      plan offerings                            42,204                      134                          349           483
   Issuance of common stock                     21,430                      106                          490           596
   Tax benefit of stock options                                           1,718                                      1,718
   Exercise of stock options                   294,125                      (27)          (928)        3,021         2,066
- ---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                 5,094,920        $61       $31,436         $8,110       ($9,522)      $30,085
                                            -------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     CyCare Systems, Inc. and Subsidiaries

1. Summary of Significant Accounting Principles

Basis of preparation:

    The consolidated financial statements include the Company (a Delaware corporation) and its subsidiaries. Operations in Canada which were insignificant and made up less than 1% of revenues were discontinued in the first quarter of 1995. All intercompany transactions and accounts have been eliminated.

Nature of operations:

    CyCare's principal line of business is in providing systems and services to the physician group marketplace, and electronic data interchange to the health care industry. The principal markets for the Company's products and services are geographically disbursed throughout the United States.

Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenues:

    The Company provides information processing services and systems, primarily to medical group practices, faculty practice plans and medical enterprises throughout the United States. Initial software license fee revenues are recognized for financial statement purposes when the contract is signed, and upon shipment of systems and, if applicable, upon compliance with certain other conditions. Software maintenance revenues are recognized when billed, a majority of which are billed monthly.

Supply and equipment inventories:

    Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and equipment:

    Depreciation is computed by the straight-line method over the estimated useful lives of such assets. Leasehold improvements are amortized over the remaining life of the lease. Property and equipment are summarized below:

Property and equipment are summarized below:

                                                   Estimated
                                                   useful life
                              1995        1994     in years
                           -------     -------     ------------
              (In Thousands)
Land                       $   500     $   500
Buildings and
    improvements            10,090       9,921     5 - 23
Computers
     and equipment          19,351      18,806     3 - 8
Furniture
     and fixtures            2,503       2,335     8 - 10
Leasehold
    improvements                56          56     Lease term
                           -------     -------
                            32,500      31,618

Less accumulated
    depreciation
    and
    amortization            22,694      21,840
                           -------     -------

Property and
     equipment, net        $ 9,806     $ 9,778


Research and development:

    Research and development costs, principally the design and development (exclusive of certain costs capitalized as software products) of proprietary systems, and programming, are expensed as incurred. Routine maintenance of proprietary software is also expensed as incurred.

Software products:

    Certain internal software development costs, primarily coding and testing and meeting recoverability tests, are capitalized as software products. The cost of software capitalized is amortized over the greater of its life of three to five years, or the ratio of current revenues to current and anticipated revenues from such software.

Income taxes:

    The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes.

Goodwill and intangibles:

    Goodwill represents the excess of cost over the fair value of assets at the date of acquisition of businesses acquired. The goodwill is being amortized over 40 years. The allocated costs of certain contracts and customer lists acquired in conjunction with the acquisition of businesses are included in intangibles. The intangibles are being amortized over the related lives ranging from two to twelve years. The Company assesses the recoverability of goodwill and intangibles based upon expected future, undiscounted cash flows and other relevant information.

Earnings per share:

    Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Fully diluted earnings per share are not presented since such amounts would not have a material dilutive effect.

Cash and cash equivalents:

    Cash and  cash  equivalents  include  demand  deposits,  bank  money  market
accounts  and  repurchase   agreements   since  they  represent   highly  liquid
investments with remaining maturities of less than three months when purchased.

Concentration of credit risk:

    Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of accounts receivable and unbilled work. A majority of the Company's accounts receivable and unbilled work are derived from sales in various geographic areas to customers in the health care industry. The Company performs ongoing credit risk evaluations of its customer's financial condition and generally does not require collateral. The Company's significant customers are major, well-known businesses in the health care industry. Credit losses have been provided for in the financial statements and have been within management's expectations.

Accounting for stock-based compensation:

    In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based arrangements under Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. These disclosure requirements are effective for fiscal years beginning after December 15, 1995, or upon initial adoption of the statement, if earlier. The Company continues to evaluate the provisions of Statement No. 123 and has not determined whether it will adopt the recognition and measurement provisions of that Statement, which the Company expects would result in increased compensation expense in future periods.

Reclassifications:

    Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with 1995 financial statement presentation.

2. Acquisitions and Dispositions

    During December 1995, the Company acquired all of the outstanding stock of Richard D. Jugel & Company (Jugel), a provider of electronic data interchange services, for 21,430 shares of CyCare common stock which was valued at $600,000. This transaction was accounted for as a purchase. In addition, the Company executed covenants not to compete with two former officers of Jugel for $100,000 cash and a $500,000 note payable. In connection with the acquisition, the Company acquired assets with a fair value of $196,000 and assumed liabilities of $8,000. The results of operations of Jugel are not considered significant. Therefore, pro forma information has not been included.

    During 1993, the Company sold substantially all of the assets and certain liabilities of its Practice Management business unit for $24.1 million in cash. This business unit provided processing and collection services for hospital-based physicians throughout the United States. Assets sold approximated $18.8 million and liabilities assumed by the purchaser were $588,000. In addition, the Company recorded charges for liabilities related to the disposition of the business. These charges, which totaled $2.2 million, were for facilities and workforce adjustments as a result of the sale, as well as certain transaction related fees. The sale resulted in a profit before tax of approximately $3.7 million which is included in other income. The Company had taxable income related to the gain of $10.9 million due primarily to nondeductible goodwill included in the assets sold.

3. Corporate Charges

    During the fourth quarter of 1995, the Company recorded charges of approximately $3.8 million, primarily related to previously developed software technology which the Company will replace with more advanced products. The charges related primarily to the Company's previously developed medical records technology, which will be replaced by a more advanced product licensed from Wang Laboratories, and a mainframe version of the CyCare System 3000, which the Company has determined would not be viable in a client/server environment. During the fourth quarter of 1993, the Company wrote down assets and established reserves totaling $11.9 million, primarily related to its decision to focus efforts on those products and services perceived to be the most attractive to the health care marketplace. These adjustments included the discontinuance of certain products and services formerly offered by the Company, which resulted in the elimination of the related capitalized software, intangibles and goodwill associated with these products and services. In addition, the Company's Board of Directors authorized the repurchase of an additional one million shares of its common stock from time to time in the open market at prevailing market prices. As a result of the sale of the Practice Management business unit, the Company operates fewer offices and has reduced corporate overhead. The write-downs and reserves related principally to product lines eliminated or de-emphasized and are as follows:

- --------------------------------------------------------------------------------

(In Thousands)
Capitalized software                                         $ 3,765
Goodwill and intangibles                                       3,858
Office consolidations, relocation
     and severance reserves                                      753
Retirement benefit                                             1,612
Other                                                          1,933
                                                             -------
                                                             $11,921
                                                             -------

The impact on the income statement is as follows:
- --------------------------------------------------------------------------------

(In Thousands)
Cost of services                                                 390
Cost of systems sold                                             350
Software product amortization                                  3,765
Selling and administrative expenses                            7,416
                                                             -------
                                                             $11,921
                                                             -------

4. Long-Term Debt and Line of Credit

   Long-term debt consisted of the following at December 31:

                                            1995     1994
- --------------------------------------------------------------------------------
(In Thousands)

First mortgage  payable  to a bank,
     at prime  rate plus .25%
     monthly  principal payments
     of $68,334 to April 1999,
     collateralized by a building         $2,733   $3,553
Term loan payable to a bank, at
     prime rate, monthly principal
     payments of $37,778 to
     April 1999, collateralized
     by all assets                         1,378    1,831
Other                                         42      315
                                          ------   ------
                                          $4,153   $5,699
                                          ------   ------

Less current portion                       1,300    1,556
                                           -----    -----

Long-term portion                         $2,853   $4,153
                                          ======   ======

    Maturities of long-term debt due in each of the next four years is $1,300,000 in 1996, $1,280,000 in 1997, $1,282,000 in 1998 and $291,000 in 1999.
The Company estimates that the fair market value of the above long-term debt approximates its recorded value since the interest rates vary with prime. The Company's borrowing agreements contain covenants which place various restrictions on financial ratios, levels of net worth and working capital, and prohibits the payment of dividends.

    During the years ended December 31, 1995, 1994 and 1993, the Company made interest payments which totaled approximately $450,000, $456,000, and $844,000, respectively.

    The Company has a $3,500,000 line of credit with a bank expiring in April 1997. At December 31, 1995 and 1994, the unused portion totaled $3,500,000. Borrowings under the line of credit bear interest at the bank's prime rate less
 .25%.

Information with respect to the line of credit is as follows:

                                                                                        Maximum           Average       Weighted
                                                                                         amount            amount        average
                                                Balance of           Weighted       outstanding       outstanding  interest rate
                                                    end of            average        during the        during the     during the
                                                    period      interest rate            period            period         period
Line of Credit
- --------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1995                 $        ----              ----               ----              ----          ----
Year Ended December 31, 1994                 $        ----              ----               ----              ----          ----
Year Ended December 31, 1993                 $        ----               6.5%        $4,671,000        $2,647,000          5.5%


    The average amount outstanding during the period was computed by dividing the total of month-end outstanding principal balance by the number of months the borrowings were outstanding. The weighted average interest rate during the period was computed by dividing the actual interest expense by the average short-term debt outstanding.

Note 5. Benefit Plans

    The Company has a stock option plan for key employees. Shareholders amended the plan in 1995 to provide an additional 300,000 shares of common stock for future grants, bringing the total shares reserved for common stock options to 1,120,000. The plan qualifies as an incentive stock option plan. Non-qualified stock options can also be issued under the plan. Options are granted at the fair market value at date of grant. Incentive stock options expire on the fifth anniversary of the date of grant. The non-qualified options are exercisable based on terms established by the Board of Directors. All options expire upon termination of employment. In addition, under certain circumstances all options may become immediately exercisable. Transactions involving the plan are summarized as follows:



                                                                                                        Option price
Benefit Plans                                    Available       Unexercised        Exercisable           per share
- ---------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1992                       126,647           589,000            343,000      $ 4.88 - 10.00
                Granted                            (40,500)           40,500                           7.00 -  7.00
                Becoming exercisable                                                    142,250        4.88 - 10.00
                Exercised                                            (35,000)           (35,000)       4.88 -  7.63
                Cancelled                           30,000           (30,000)           (30,000)       6.00 -  9.63
                                             ---------------------------------------------------

Balance at December 31, 1993                       116,147           564,500            420,250        4.88 - 10.00
                Granted                           (127,500)          127,500                           8.25 - 12.75
                Becoming exercisable                                                     99,375        4.88 -  7.25
                Exercised                                           (157,375)          (157,375)       4.88 -  9.00
                Cancelled                           82,000           (82,000)           (82,000)       6.00 - 10.00
                                             ---------------------------------------------------

Balance at December 31, 1994                        70,647           452,625            280,250        4.88 - 12.75
                Amended Plan                       300,000
                Granted                           (315,500)          315,500                          14.88 - 32.50
                Becoming exercisable                                                     92,750        4.88 - 12.75
                Exercised                                           (293,500)          (293,500)       4.88 - 12.75
                Cancelled                           39,250           (39,250)           (39,250)       4.88 - 19.00
                                             ---------------------------------------------------

Balance at December 31, 1995                        94,397           435,375             40,250      $ 4.88 - 32.50
                                             ---------------------------------------------------


    In 1995, shareholders approved the issuance of 50,000 shares of common stock under a stock plan for non-employee directors of the Company. Under the plan, non-employee directors received a one-time non-qualified stock option grant of 2,500 shares that vests at a rate of 25% per year and expires five years from the date of grant. Additionally, any non-employee director serving in such capacity as of July 1st of each year is granted 1,000 restricted shares. The term of the restriction is one year from date of grant. However, under certain circumstances the non-qualified stock option will become immediately exercisable and all restrictions will be removed from the restricted stock grant. In 1995, non-qualified stock options were granted for 7,500 shares (at a price of $12.38) and restricted stock grants were issued for 3,000 shares, leaving 39,500 shares available for future issuance.

    The Company also has an Employee Stock Purchase Plan. In 1995, shareholders amended the plan to provide an additional 300,000 shares under the plan, increasing the total authorized to 1,320,000. The purchase price is the lesser of 85% of the fair market value of the stock at either the beginning or end of the plan year. Employees may designate up to 10% of their compensation for the purchase of stock. The number of shares purchased by employees was 39,204 in 1995, 54,741 in 1994 and 71,590 in 1993. At December 31, 1995, 302,701 shares remained unissued under the plan and will be made available for employee purchase during the plan year commencing January 1, 1996.

    The number of shares of treasury stock the Company purchased was 80,227 in 1995, 812,800 in 1994 and 281,300 in 1993. The average price per share based on the fair market value on date of purchase was $23.99 in 1995, $9.32 in 1994 and $8.83 in 1993. Included in the 1994 purchases were 412,800 shares purchased, at $9.00 per share, from an entity that was owned by a former director of the Company. The Company utilized 357,759 in 1995, 212,116 in 1994 , and 106,590 in 1993 of treasury shares to fund the Stock Option, Director Stock and Employee Stock Purchase Plans and for an acquisition as discussed in Note 2.

    The Company's 401(k) Savings Plan was established for the benefit of all of its employees. Participants may contribute an amount not exceeding 15% of pre-tax compensation, or 10% of after-tax compensation, or a combination of pre-tax and after-tax contributions not to exceed 19% of compensation, received during the period of participation in the Plan. The Company's matching contribution to the Plan is 15% of the employee's first 10% of compensation contributed. The Company's expense under the Plan, including administrative costs, amounted to $145,000 in 1995, $204,000 in 1994 and $286,000 in 1993.

    Effective December 28, 1993, the Company entered into a retirement benefit and post-employment benefit program with its Chairman and Chief Executive Officer in recognition of past services and the additional responsibilities assumed upon the restructuring of the Company during the fourth quarter of 1993. Under the retirement benefit element, he is to receive 60% of his average wages during his last two years of service subject to certain reductions. The Company accounts for these benefits under the provisions of Statement of Financial Accounting Standard No. 87 and is to fund the benefits from corporate assets at the time the payments are required between the ages of 65 and 70. The projected benefit obligation was $650,000 and $550,000 at December 31, 1995 and 1994, respectively. The expense recorded was $222,000 in 1995, $210,000 in 1994 and none in 1993 given the effective date at year end. Any unrecognized prior service costs are being amortized over a three-year period.

    In accordance with the retirement benefit arrangement above, during 1993 the Company also modified its split-dollar life insurance arrangement with its Chairman and Chief Executive Officer whereby premiums paid and to be paid under the policies are not required to be returned to the Company should he reach age
70. Accordingly, the Company expensed the existing premiums recorded as assets in the fiscal year ended December 31, 1993 and recorded a $692,000 liability for the present value of the future payments, which are required through 2003. The total expense of this arrangement recorded during 1993 was $1.6 million and was reflected in the fourth quarter 1993 corporate restructuring. The expense recorded, representing interest costs, was $44,000 in 1995 and $23,000 in 1994. Should the Chairman and Chief Executive Officer not attain age 70, the Company would receive a return of all prior premiums paid from the policy proceeds.

NOTE 6. INCOME  TAXES

    Significant components of the federal and state income tax expense for the years ended December 31 are:


                                        1995           1994           1993
- --------------------------------------------------------------------------------
(In Thousands)

Current:
     Federal                     $     1,687  $         (57)   $     3,271
     State                               127             (9)           778
                             ----------------------------------------------
Total Current                    $     1,814  $         (66)   $     4,049

Deferred:
     Federal                            (631)         1,823         (2,081)
     State                               (48)           272           (311)
                             ----------------------------------------------
Total Deferred:                         (679)         2,095         (2,392)


                                 $     1,135    $     2,029    $     1,657
                             ==============================================

   Total income tax payments, net of refunds received, were approximately ($116,000) in 1995, $3,134,000 in 1994 and $223,000 in 1993.

    The following table reconciles the differences between the effective income tax rate and the federal statutory income tax rate for the years ended December 31:

                                        1995           1994           1993
- --------------------------------------------------------------------------------

Federal statutory rate                    34%            34%          (34%)

    Goodwill                               -              -            55

     State taxes net
      of federal benefit                   2              4             5

     Other                                 1              2             1
                             ----------------------------------------------
                                          37%           40%            27%
                             ==============================================

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                               1995         1994         1993
- --------------------------------------------------------------------------------
  (In Thousands)

  Deferred tax liabilities:              $      599     $    732      $   637
       Tax versus financial
          reporting depreciation

       Capitalizing versus
          expensing certain
           software develop-
           ment costs                         2,784        3,678        3,230
       Prepaid expenses
            and other                           435          885          861
                                    ------------------------------------------
  Total deferred tax liabilities              3,818        5,295        4,728


  Deferred tax assets:
     Tax versus financial
      reporting liabilities                   1,384        2,157        3,248
     Prepaid software
       licenses                                  95          120          557
                                    ------------------------------------------
  Total deferred tax assets                   1,479        2,277        3,805
                                    ------------------------------------------

  Net deferred tax liabilities           $    2,339     $  3,018      $   923
                                    ==========================================

NOTE 7. Commitments

    The Company leases premises and equipment under non-cancelable operating leases at various dates through 2003. Certain of these leases contain renewal and purchase option clauses under various terms.

    Rental expense charged to operations was approximately $4,714,000 in 1995, $4,704,000 in 1994 and $6,284,000 in 1993. The approximate annual rental commitments in each of the next five years and thereafter is approximately $2,100,000 in 1996, $1,714,000 in 1997, $1,396,000 in 1998, $635,000 in 1999,
$370,000 in 2000 and $638,000 thereafter.

    The Company also acts as lessor for portions of its building and computer equipment with a cost of $8,549,000, accumulated depreciation of $5,235,000 and a net carrying value of $3,314,000. At December 31, 1995, future minimum lease receivables under the lease agreements are approximately $832,000 in 1996, $752,000 in 1997, $563,000 in 1998, $298,000 in 1999, $110,000 in 2000, and
$20,000 thereafter.

NOTE 8. Quarterly Results (Unaudited)

    Quarterly financial results for the years ended December 31, 1995 and 1994 are summarized below.

Note 8 - Quarterly Results
                                                          1995           1994
- --------------------------------------------------------------------------------
     (In Thousands Except Per Share Data)

 Revenues                         1st Quarter         $  15,761     $  12,996
                                  2nd Quarter            16,463        13,163
                                  3rd Quarter            16,184        13,423
                                  4th Quarter            14,514        14,230

 Gross profit:                    1st Quarter         $   8,206     $   6,938
                                  2nd Quarter             8,707         7,208
                                  3rd Quarter             8,231         7,276
                                  4th Quarter             4,519         7,494

 Net income (loss):               1st Quarter         $   1,013     $     608
                                  2nd Quarter             1,113           680
                                  3rd Quarter             1,142           776
                                  4th Quarter            (1,315)          956

 Earnings (loss) per share        1st Quarter         $    0.20     $    0.12
                                  2nd Quarter              0.21          0.14
                                  3rd Quarter              0.22          0.16
                                  4th Quarter             (0.25)         0.19


               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
CyCare Systems, Inc.

    We have audited the accompanying consolidated balance sheets of CyCare Systems, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CyCare Systems, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP

Phoenix, Arizona
February 14, 1996

                          REPORT OF CYCARE MANAGEMENT

To the Shareholders of CyCare Systems, Inc.
February 14, 1996

    Management recognizes that it is primarily responsible for the integrity and fairness of all information and representations contained in the consolidated financial statements and notes thereto, as well as other sections of the annual report. In preparing the consolidated financial statements, we have made informed judgments and estimates in accounting for transactions and events and given due consideration to materiality.

    The Company's internal accounting controls are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and produce adequate records for preparation of financial information. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such systems should not exceed the benefits to be derived. We believe our systems provide the appropriate balance.

    Management has cooperated in providing information and full access to records to the Company's independent auditors, Ernst & Young LLP, during the course of their audit of the consolidated financial statements. Ernst & Young LLP meets annually with the Board of Directors, which includes members who are not employees of the Company, to review internal accounting control, auditing and financial reporting matters.


/s/ Jim H. Houtz                        /s/ Mark R. Schonau
Jim H. Houtz                            Mark R. Schonau
Chairman of the Board, President        Chief Financial Officer, Secretary
and Chief Executive Officer             and Treasurer




               ELEVEN - YEAR COMPARISON OF SELECTED FINANCIAL DATA
                      CyCare Systems, Inc. and Subsidiaries

                        1995      1994      1993       1992      1991       1990      1989      1988      1987      1986      1985

Revenues             $ 62,922  $ 53,812  $ 71,062   $ 75,635  $ 75,444  $ 79,429   $ 86,215  $ 83,734  $ 67,718  $ 57,186  $ 48,585
Net income(loss)     $  1,953  $  3,020  $ (7,761)  $  1,499  $    612  $(11,657)  $  3,079  $    486  $  3,762  $  2,866  $  3,116
Capital additions    $  1,692  $  1,615  $  1,241   $    772  $  1,416  $  1,958   $  2,482  $  6,368  $ 10,340  $ 10,350  $  6,509
Working capital      $ 17,607  $ 15,255  $ 18,287   $  9,867  $  8,712  $  8,028   $ 12,145  $ 12,624  $ 19,057  $ 18,546  $ 16,451
Total assets         $ 46,273  $ 44,396  $ 48,730   $ 60,843  $ 64,558  $ 70,229   $ 87,469  $ 92,670  $ 75,276  $ 64,906  $ 53,273
Long-term debt       $  2,853  $  4,153  $  5,690   $  7,200  $  8,305  $ 12,072   $ 15,948  $ 20,215  $ 10,263  $  5,717  $  1,014

Financial Ratios:
 Percent  recurring
   service revenue
   to total                76%       81%       85%        85%       87%       82%        79%       80%       71%       61%       51%
Return on revenues-
  Before tax              4.9%      9.4%     (8.6%)      3.3%      1.8%    (21.0%)      5.7%      1.1%      5.7%      8.9%     11.2%
  After tax               3.1%      5.6%    (10.9%)      2.0%       .8%    (14.7%)      3.6%       .6%      5.6%      5.0%      6.4%
Return on common
 shareholders'
 equity                   7.1%     11.3%    (23.6%)      4.0%      1.7%    (27.8%)      6.6%      1.1%      9.1%      7.7%     11.5%
Total debt to total
 capitalization           .54       .76       .73        .61       .74       .94        .83      1.05       .71       .67       .52
Current ratio           2.9:1     2.7:1     2.7:1      1.8:1     1.6:1     1.4:1      1.7:1     1.6:1     2.4:1     2.5:1     2.1:1
Per Share Data:
  Earnings (loss)
   Per share         $   0.38  $   0.60  $  (1.39) $    0.27  $   0.11  $  (2.10)  $   0.54  $   0.09  $   0.70  $   0.55  $   0.67
 Book value per
  common share       $   5.90  $   5.24  $   5.19  $    6.75  $   6.54  $   6.44   $   8.56  $   7.95  $   7.92  $   7.28  $   6.72
 Dividends per
   share(2)
Employees
 (December 31)            493       464       450      1,069     1,131     1,188      1,257     1,445       976     1,018       677
States and provinces
 covered                   53        53        53         53        53        53         52        53        53        53        53


Securities Information

    The common stock of CyCare Systems, Inc. is listed on the New York Stock Exchange under the symbol CYS. The high, low and closing transaction prices as reported by the NYSE are set forth in the following tables.

1995                          High            Low             Close
- --------------------------------------------------------------------------------
4th Quarter                   34 1/2          22 5/8          25 5/8
3rd Quarter                   39 1/2          27 1/4          33 1/4
2nd Quarter                   27 1/2          22 1/8          27 1/4
1st Quarter                   23 3/8          14 1/2          21 7/8

1994                          High            Low             Close
- --------------------------------------------------------------------------------
4th Quarter                   15 7/8          10 3/4          14 7/8
3rd Quarter                   13 3/4          11 1/2          12 5/8
2nd Quarter                   12 1/2          9 5/8           12 1/4
1st Quarter                   11 1/8          7 3/4           10 3/8